Exhibit 12.1

ONEBEACON INSURANCE GROUP, LTD.

Computation of Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

($ in millions except ratios)

	Three Months Ended	Year Ended December 31,(1)
	March 31, 2011	2010	2009	2008	2007	2006
Consolidated pre-tax income (loss) from continuing operations before equity in earnings of affiliates and discontinued operations	$51.8	$128.5	$456.9	$(600.6)	$402.2	$305.2
Distributed income of equity investees	—	—	—	—	—	70.0
Interest expense on debt	6.3	29.6	39.7	44.9	45.2	45.5
Interest portion of rental expense	1.2	6.2	7.3	7.4	11.1	13.6
Earnings (loss)	$59.3	$164.3	$503.9	$(548.3)	$458.5	$434.3
Accretion on preferred stock	—	—	—	21.6	36.1	28.3
Dividends on preferred stock	—	—	—	11.8	29.3	30.3
Earnings (loss) including accretion and dividends on preferred stock	$59.3	$164.3	$503.9	$(514.9)	$523.9	$492.9
Interest expense on debt	6.3	29.6	39.7	44.9	45.2	45.5
Interest portion of rental expense	1.2	6.2	7.3	7.4	11.1	13.6
Fixed charges	$7.5	$35.8	$47.0	$52.3	$56.3	$59.1
Accretion on preferred stock	—	—	—	21.6	36.1	28.3
Dividends on preferred stock	—	—	—	11.8	29.3	30.3
Combined fixed charges and preferred stock dividends	$7.5	$35.8	$47.0	$85.7	$121.7	$117.7
Ratio of earnings to fixed charges	7.9	4.6	10.7	— (2)	8.1	7.3
Ratio of earnings to combined fixed charges and preferred stock dividends	7.9	4.6	10.7	— (2)	3.8	3.7

(1)                               Effective January 1, 2008, we adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Liabilities”, subsequently codified within FASB Accounting Standards Codification 825, and elected to record the changes in unrealized gains and losses from our available-for-sale securities and our investments in limited partnerships, hedge funds and private equity interests in net income. In prior periods, these changes have been included in other comprehensive income. Accordingly, earnings for the years ended December 31, 2010, 2009 and 2008 and the three months ended March 31, 2011 are not directly comparable to earnings for the years ended December 31, 2007 and 2006. The changes in net unrealized investment gains and losses, reflected in earnings, for the years ended December 31, 2010, 2009 and 2008 were $(7.3) million, $269.1 million and $(444.7) million, respectively, and for the three months ended March 31, 2011 was $5.1 million.

(2)                               Earnings were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends in the year ended December 31, 2008. During the year ended December 31, 2008, the dollar amounts of the deficiency of earnings to cover fixed charges and to cover combined fixed charges and preferred stock dividends were approximately $600.6 million and $634.0 million, respectively.